Mail Stop 3561


									September 19, 2005


Mr. Robert A. Levinson
Chairman and Chief Executive Officer
Levcor International, Inc.
1065 Avenue of the Americas
New York, NY 10018


      RE:		   Levcor International, Inc.
            	        	Form 10-KSB for Fiscal Year Ended
      December 31, 2004
      Filed March 30, 2005
	  	Form 10-Q for Fiscal Quarter Ended
		March 31, 2005
		Filed May 16, 2005
		Form 10-Q for Fiscal Quarter Ended
		June 30, 2005
		Filed August 15, 2005
	File No. 0-50186


Dear Mr. Levinson:

	We have reviewed your responses contained in the letter dated August 30, 2005 and upon reviewing those responses issue the following comment.

	We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Item 6.  Management`s Discussion and Analysis or Plan of Operation

Results of Operations, page 15
1. We have reviewed your response to comment 2 in our letter dated August 10, 2005. Based on the information you provided, it does not appear that your revenue recognition policy is compliant with GAAP.
In particular, it appears that you recognize revenues upon shipment and title transfer, without simultaneously recording the estimated amount of returns associated with the sales. Because your customers have a right of return, the return right causes the transaction to be treated as if it is incomplete until the return right lapses, unless you can meet all of the criteria in paragraph 6 of SFAS 48 with respect to recognizing revenues at the time of sale when return rights exist. Even if you meet all of the criteria in SFAS 48, you are still required to recognize the sale net of estimated returns related to the sales. It is not sufficient to wait to recognize the returns only once you have indications from your customer regarding the potential timing and amount of returns. In fact, to the extent you are unable to reasonably predict the amount of returns at the time of sale, revenue recognition would be precluded altogether until the right of return lapses. Accordingly, please tell us how you plan to revise your financial statements and your revenue recognition policy to comply with SFAS 48 and SAB Topic 13. Also tell us in detail how the terms of your arrangements with customers support your revised policy, ensuring you address in detail whether your arrangements meet the conditions in paragraph 6 of SFAS 48 for recognition of revenue at the time of sale when return rights exist.

      As a clarifying point with respect to rights of return, and to address a number of the points you made in your response, please note that unstated return rights, which are neither explicit nor documented in your sales contracts, are still considered substantive return rights under the guidance in SFAS 48 and SAB Topic 13, particularly in cases such as the one you describe where you have honored returns from a particular customer for over 30 years on an informal/non-contractual basis.

      As appropriate, please amend your filings and respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	You may contact David DiGiacomo at (202) 551-3319, or in his absence, Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3843 with any other questions.


                  Sincerely,



            George F. Ohsiek, Jr.
    					          Branch Chief



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Mr. Robert A. Levinson
Levcor International, Inc.
September 19, 2005
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